VIA EDGAR

February 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Mr. Ameen Hamady

Mr. Isaac Esquivel

Ms. Stacie Gorman

Ms. Pam Howell

Re:	Scientific Energy, Inc. Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2023 Filed September 30, 2024 File No. 000-50559

Dear Mr. Hamady, Mr. Esquivel, Ms. Gorman and Ms. Howell:

Scientific Energy, Inc. (the “Company”) confirms receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 18, 2025, regarding the Company’s annual report on Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2023, filed September 30, 2024.  The Company is actively preparing a reply letter that proposes edits to be included on the Amendment No. 3 to the Form 10-K for the fiscal year ended December 31, 2023 in response to the Staff’s comments. To better address the Staff’s comments with the proposed edits and further improve the quality of our disclosure, we respectfully submit to the Staff to request an extension by March 17, 2025 to submit our response to the Staff’s comments.

If you have any further questions or comments, please do not hesitate to contact the Company at stanleychan@scientificenergyinc.com, or our attorney William G. Hu, Esq., at (917) 831-8475, email: wmhu2000@yahoo.com.

Sincerely,

/s/ Stanley Chan
Stanley Chan
Chief Executive Officer